FOR IMMEDIATE RELEASE

NEXTSOURCE’S SALARY AND COMPENSATION TOOL TO BE OFFERED ON CAREERBUILDER.COM

NEW YORK, NY. (August 2004) – nextSource Inc., a subsidiary of Formula Systems LTD (NASDAQ:FORTY) and a leading provider of Human Capital and Services Spend Management Solutions, announced it has entered into a partnership with CareerBuilder.com, the largest online job network with more than 17 million unique visitors* and over 500,000 jobs.  The partnership is designed to   deliver real time salary and compensation information to job seekers and employers visiting CareerBuilder.com.

Under this partnership, job seekers will be able to quickly determine their current market value and employers will be able to access salary and compensation data to determine the current market value of the skills that they are seeking in candidates.  For the first time, job seekers and employers will be able to access both full-time salary related data as well as hourly data for temporary or consulting assignments.  The technology enabling such searches is The People Ticker, nextSource’s patent pending salary and compensation tool.

“CareerBuilder.com is the clear leader in online recruitment services and we are proud to partner with them, bringing their job posters and applicants a real time wage and salary tool.” says Joseph Musacchio,  President and CEO of nextSource.  “The People Ticker has proven to be a valuable tool for our existing customers, and through this partnership with CareerBuilder.com, many more users will be able to take advantage of its unique methodology that targets current market compensation information.”

“CareerBuilder.com offers a variety of smart online tools to make the most of the user experience,” said Kevin Neville, Vice President of Advertising Sales for CareerBuilder.com.  “Partnering with nextSource delivers additional value to the millions who rely on our services to effectively manage the job search and recruitment process.”

About CareerBuilder.com
CareerBuilder.com is a leading online source for maximizing recruitment dollars and optimizing job searches with superior products, customer service and technology. With a unique combination of national, local and niche audiences, CareerBuilder.com makes it easy for recruiters to reach the most qualified candidates with industry-leading market research data and support. Job seekers can search for the right job from more than 500,000 continuously updated postings, representing more than 30,000 of the top employers in virtually every industry, field and location. Together with Gannett Co., Inc. (NYSE:GCI), Tribune Company (NYSE:TRB), and Knight Ridder, Inc. (NYSE:KRI), CareerBuilder.com includes the Web’s top newspaper sites - the most trusted employment sources in recruiting. For more information about CareerBuilder.com products and services, call 888-670-TEAM or visit http://www.careerbuilder.com.

About nextSource

nextSource, headquartered in New York City is a subsidiary of Formula Systems LTD. The company designs, develops and implements web-based, innovative Human Capital and Services Spend Management Solutions.  nextSource has patents pending on both its Talent Acquisition Management Solution (TAMS) and The People Ticker. For additional information, please visit www.nextsource.com.

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

*comScore Media Metrix, June 2004. The CareerBuilder Network is a custom aggregation of CareerBuilder.com traffic as well as job search traffic to career centers CareerBuilder powers for partner sites such as Tribune Company, Gannett, Knight Ridder and others.